EXHIBIT 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS

Electra Battery Materials Corporation. (the “Company”)

133 Richmond Street W, Suite 602

Toronto, Ontario

M5H 2L3

ITEM 2	DATE OF MATERIAL CHANGES

April 3, 2025 and April 14, 2025

ITEM 3	NEWS RELEASES

The Company issued news releases on April 4, 2025 and April 14, 2025 relating to the material changes, which was disseminated through Business Wire and subsequently filed on SEDAR+.

ITEM 4	SUMMARY OF MATERIAL CHANGES:

The Company closed its oversubscribed non-brokered private placement previously announced on March 24, 2025, issuing an aggregate of 3,125,000 units of the Company (each, a “Unit”) at a price of US$1.12 per Unit for aggregate gross proceeds of approximately US$3.5 million (the “Offering”).

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGES

The Company closed the Offering, issuing an aggregate of 3,125,000 Units at a price of US$1.12 per Unit for aggregate gross proceeds of approximately US$3.5 million.

The Offering closed in two tranches, the first occurring on April 3, 2025 and the second occurring on the date hereof. Each Unit consists of one common share in the capital of the Company (“Common Shares”) and one transferable common share purchase warrant (each, a “Warrant”), with each warrant entitling the holder to purchase one common share of the Company at a price of US$1.40 at any time for a period of eighteen (18) months following the issue date. The net proceeds raised from the Offering will be used to advance the Company’s Refinery project site in Temiskaming Shores, Ontario and for general corporate purposes.

In connection with the closing of the Offering, the Company paid an aggregate of US$219,447.17 in cash finders fees and issued 183,333 non-transferrable finders warrants (each, a “Finders Warrant”) to eligible finders in respect of subscriptions for Units referred by such finders. Each Finders Warrant is exercisable to acquire one Common Share (a “Finders Warrant Share”) at an exercise price of US$1.12 per Finder’s Warrant Share until October 14, 2026.

The Common Shares and Warrants underlying the Units issued under the listed issuer financing exemption as outlined in Part 5A of NI 45-106 will not be subject to a hold period in accordance with Canadian securities laws and. All other securities were sold to purchasers outside of Canada and are therefore free of any hold period under applicable Canadian securities legislation. All securities issued under the Offering to insiders of the Company will be subject to a statutory hold period of four months and one day from the date of issuance pursuant to the policies of the TSX Venture Exchange (the “TSXV”). The Offering remains subject to final approval of the TSXV.

MI 61-101 Considerations

Certain insiders of the Company participated in the Offering. The sales to insiders were completed on the same terms as sales made to arms-length purchasers under the Offering. The participation by the insiders is considered a “related party transaction” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). However, such participation is not subject to the minority approval and formal valuation requirements under MI 61-101 since there is an applicable exemption from these requirements as neither the fair market value of the subject matter, nor the fair market value of the consideration for the transaction, insofar as it involves the related party, will exceed 25% of the Company’s market capitalization. Each of the insiders disclosed their interest in the Offering to the board of directors of the Company. No special process was adopted by the Company to approve the transactions contemplated by the Offering. The Offering was approved unanimously by consent resolution of the board of directors and no materially contrary view or abstention was expressed or made by any director.

In connection with the closing of the Offering: (i) Trent Mell, Chief Executive Officer of the Company acquired ownership and control over an additional 20,000 Common Shares and 20,000 Warrants to acquire 20,000 additional Common Shares for a value of US$22,400; (ii) Marty Rendall, Chief Financial Officer of the Company, acquired ownership and control over an additional 20,000 Common Shares and 20,000 Warrants to acquire 20,000 additional Common Shares for a value of US$22,400; (iii) John Pollesel, a director of the Company, acquired ownership and control over an additional 10,000 Common Shares and 10,000 Warrants to acquire 10,000 additional Common Shares Units for a value of $11,200; (iv) Alden Greenhouse, a director of the Company, acquired ownership and control over an additional 5,000 Common Shares and 5,000 Warrants to acquire 5,000 additional Common Shares for a value of $5,600; (v) Heather Smiles, Vice President, Investor Relations & Corporate Development of the Company, acquired ownership and control over an additional 3,500 Common Shares and 3,500 Warrants to acquire 3,500 additional Common Shares for a value of $3,920; (vi) Mark Trevisiol, Vice President, Project Development of the Company, acquired ownership and control over an additional 2,500 Common Shares and 2,500 Warrants to acquire 2,500 additional Common Shares for a value of $2,800; and (vii) Michael Insulan, Vice President, Commercial of the Company, acquired ownership and control over an additional 5,000 Common Shares and 5,000 Warrants to acquire 5,000 additional Common Shares for a value of $5,600.

Prior to the closing of the Offering:

•	Mr. Mell owned and controlled, directly or beneficially, an aggregate of 109,865 Common Shares and convertible securities to acquire an additional 394,685 Common Shares representing approximately 0.74% of the issued and outstanding Common Shares (or approximately 3.31% calculated on a partially diluted basis, assuming the exercise of the 394,685 convertible securities only).

•	Mr. Rendall owned and controlled, directly or beneficially, an aggregate of nil Common Shares and convertible securities to acquire an additional 125,000 Common Shares representing nil issued and outstanding Common Shares (or approximately 0.84% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 125,000 convertible securities).

•	Mr. Pollesel owned and controlled, directly or beneficially, an aggregate of 6,250 Common Shares and convertible securities to acquire an additional 100,359 Common Shares representing approximately 0.04% of the issued and outstanding Common Shares (or approximately 0.71% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 100,359 convertible securities).

•	Mr. Greenhouse did not own any securities of the Company.

•	Ms. Smiles owned and controlled, directly or beneficially, an aggregate of 322 Common Shares and convertible securities to acquire an additional 39,014 Common Shares representing approximately 0.002% of the issued and outstanding Common Shares (or approximately 0.26% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 39,014 convertible securities).

•	Mr. Trevisiol owned and controlled, directly or beneficially, an aggregate of 31,579 Common Shares and convertible securities to acquire an additional 137,491 Common Shares representing approximately 0.21% of the issued and outstanding Common Shares (or approximately 1.13% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 137,491 convertible securities).

•	Mr. Insulan owned and controlled, directly or beneficially, an aggregate of 12,397 Common Shares and convertible securities to acquire an additional 163,675 Common Shares representing approximately 0.08% of the issued and outstanding Common Shares (or approximately 1.17% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 163,675 convertible securities).

Following the closing of the Offering,

•	Mr. Mell owns and controls, directly or beneficially, an aggregate of 129,865 Common Shares and convertible securities to acquire an additional 414,685 Common Shares representing approximately 0.72% of the issued and outstanding Common Shares (or approximately 2.96% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 414,685 convertible securities).

•	Mr. Rendall owns and controls, directly or beneficially, an aggregate of 20,000 Common Shares and convertible securities to acquire an additional 145,000 Common Shares representing approximately 0.11% of the issued and outstanding Common Shares (or approximately 0.91% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 145,000 convertible securities).

•	Mr. Pollesel owns and controls, directly or beneficially, an aggregate of 16,250 Common Shares and convertible securities to acquire an additional 110,359 Common Shares representing approximately 0.09% of the issued and outstanding Common Shares (or approximately 0.70% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 110,359 convertible securities).

•	Mr. Greenhouse owns and controls, directly or beneficially, an aggregate of 5,000 Common Shares and convertible securities to acquire an additional 5,000 Common Shares representing approximately 0.03% of the issued and outstanding Common Shares (or approximately 0.06% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 5,000 convertible securities).

•	Ms. Smiles owns and controls, directly or beneficially, an aggregate of 3,822 Common Shares and convertible securities to acquire an additional 42,514 Common Shares representing approximately 0.02% of the issued and outstanding Common Shares (or approximately 0.26% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 42,514 convertible securities).

•	Mr. Trevisiol owns and controls, directly or beneficially, an aggregate of 34,079 Common Shares and convertible securities to acquire an additional 139,991 Common Shares representing approximately 0.19% of the issued and outstanding Common Shares (or approximately 0.96% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 139,991 convertible securities).

•	Mr. Insulan owns and controls, directly or beneficially, an aggregate of 17,397 Common Shares and convertible securities to acquire an additional 168,675 Common Shares representing approximately 0.10% of the issued and outstanding Common Shares (or approximately 1.03% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 168,675 convertible securities).

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) of national instrument 51-102

Not applicable.

ITEM 7	OMITTED INFORMATION

Not applicable

ITEM 8	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and this report:

Heather Smiles

Vice President, Investor Relations & Corporate Development

Telephone: 416 900-3891

ITEM 9	DATE OF REPORT

April 14, 2025

Cautionary Note Regarding Forward-Looking Statements

This material change report may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements and include, but are not limited to, statements regarding the Offering, including the use of proceeds and the approval of the Offering by the TSXV. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this material change report, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.